Exhibit 99.1

Success of Pernod Ricard inaugural bond issuance

Paris, 23 November 2006 – Pernod Ricard launched on 23 November 2006 their inaugural dual tranche EUR 850 million bond transaction. Key highlights of the deal are as follows :

Tranche 1 : EUR 300m FRN due June 2011	Tranche 2 : EUR 550m 4.625% due December 2013

Amount : EUR 300 million	Amount : EUR 550 million
Maturity : 4 years and a half	Maturity : 7 years
Final maturity : 6 June 2011	Final maturity : 6 December 2013
Settlement : 6 December 2006	Settlement : 6 December 2006
Format : Floating Rate Notes	Format : Fixed Rate Notes
Coupon : Euribor 3 months + 50 bp	Coupon : 4.625%
Reoffer price : 99.876	Reoffer price : 99.526
Reoffer spread : 53 bp over 3 month-Euribor	Reoffer spread : 80 bp over the 7 year fixed swap rate

Pernod Ricard's senior long term debt is rated BB+ by Standard & Poor's and Baa3 by Moody's.

The transaction has been very well received by the market with nearly a 4 time global oversubscription within the morning.  The initial price guidance on both tranches have been revised during the process and the final spread on each tranche has been finally set on the tight end of the revised spread talk.

This transaction was envisaged at the time of the Allied Domecq acquisition financing and is aimed at refinancing part of the credit facility put in place in August 2005. It allows the Group to diversify its financing sources.

Contacts Pernod Ricard
Francisco de la VEGA/ Communication VP	Tel: +33 (0)1 41 00 40 96
Denis FIEVET/ Financial Communication - Investor Relations VP	Tel: +33 (0)1 41 00 41 71
Patrick de BORREDON/ Investor Relations Advisor	Tel: +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel: +33 (0)1 41 00 40 88

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – FRANCE – PUBLIC LIMITED COMPANY WITH A SHARE CAPITAL OF € 290,383,913

PHONE NUMBER: +33 (0)1 41 00 41 00 – FAX NUMBER: +33 (0)1 41 00 40 85 – REGISTRATION NUMBER: R.C.S. PARIS B 582 041 943

Important disclaimer:

Announcement made in accordance with the regulations of the Autorité des Marchés Financiers (French Markets Authority).

This press release does not, and shall not, in any circumstances constitute a public offering or an invitation to the public in connection with any offering of any the bonds specified in this press release.

This press release is for information purposes only. The bonds specified in this press release are intended for distribution in France only to (i) providers of investment services relating to portfolio management for the account of third parties and (ii) qualified investors ("investisseurs qualifiés") to the exclusion of individuals all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D. 411-1 to D. 411-3 of the French Code monétaire et financier and any bonds specified in the press release may only be offered or sold to such providers of investment services relating to portfolio management and to qualified investors.

This notice does not constitute or form part of any offer or solicitation to purchase or subscribe for securities in the United States. The offer is not being made, directly or indirectly, in the United States and is not available to persons located in the United States or to U.S. persons. The securities referenced herein may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933, as amended, or exempt from registration. The bonds mentioned herein have not been and are not being registered under the U.S. Securities Act, and neither Pernod Ricard nor any other person intends to make a public offer of securities of Pernod Ricard in the United States. This notice is issued pursuant to Rule 135c of the U.S. Securities Act.

In the United Kingdom, this press release is directed only at, and for distribution only to, investment professionals, high net worth companies, partnerships, associations or trusts and investment personnel of any of the foregoing within the meaning of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005) and any other persons to whom it may be communicated lawfully ("relevant persons"). The bonds specified in this press release are available only to, and any offer or agreement to subscribe, purchase or otherwise acquire such bonds may be engaged only with, relevant persons. No other person should act or rely on this press release or its contents. Persons distributing this press release must satisfy themselves that it is lawful to do so.

The distribution of this press release in certain countries may constitute a breach of applicable law. In addition to the above, the information contained in this press release does not constitute an offer of securities for sale in Canada or Japan.

Stabilisation / FSA and in accordance with any other applicable laws.

HEAD OFFICE: 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – FRANCE – PUBLIC LIMITED COMPANY WITH A SHARE CAPITAL OF € 290,383,913

PHONE NUMBER: +33 (0)1 41 00 41 00 – FAX NUMBER: +33 (0)1 41 00 40 85 – REGISTRATION NUMBER: R.C.S. PARIS B 582 041 943